Exhibit 99.1

Mamma.com Releases 2005 Results

•	Q4 revenues decreased by 51% to $1.659 million due to the loss of a significant number of sales people from our Ad Network team, yearly revenues decreased by 35% to $9,464,000

•	Q4 net loss of $0.763 million ($0.06 per share), yearly net loss of $5,658,000 ($0.46 per share)

•	Copernic acquisition successfully completed on December 22, 2005.

•	Cash, cash equivalents and temporary investments at $8.5 million post-Copernic transaction.

Montreal, Canada March 10th, 2006 — Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), reported its financial results for the fourth quarter ended December 31, 2005. Unless otherwise stated, all figures in this release are in US dollars.

The Company’s Q4 2005 net loss was $762,555 ($0.06 per share) compared to a net loss of $671,567 ($0.06 per share) for the same period in 2004. Net loss for the year was $5,658,318 ($0.46 per share) compared to net earnings of $1,104,407 ($0.10 per share) for the year of 2004. Revenues in the fourth quarter of 2005 were $1,659,017, 51% below the $3,416,315 revenues for the same period in 2004. The decrease was due to a reduction in search revenues of $903,392 mostly due to the industry pressure to deliver better conversion rates and to improve traffic quality by cutting non-converting clicks in our search network and a reduction in the Ad Network revenues of $853,906 due to the loss of a significant number of sales people. Revenues for the year 2005 were $9,464,560, 35% below the $14,636,318 revenues for the year 2004. The decrease of revenues was due to a reduction in revenues for search of $4,662,959 explained by a significant reduction in business with a major customer for approximately $3.8 million and a reduction in revenues for Ad Networks of $508,799.

Loss from continuing operations in Q4 2005 was $739,711, compared with Q4 2004 of $462,582, including significant expenses such as: professional fees related to the ongoing SEC investigation and securities class action lawsuits of $81,000 and an increase in directors’ and officers’ insurance of $108,000. These expenses were offset by, among other things, a reduction in other professional fees. Payout costs over revenues were at 45%, compared with 41% in Q4 2004. Product development and technical support increased by $66,124 in Q4 2005 compared to Q4 2004 mainly because of an increase of approximately $56,000 in salaries due to additional staff. Loss from continuing operations for the year 2005 was $3,342,983 compared to earnings from continuing operations of $370,753 in 2004.

Cash, cash equivalents and temporary investments are at $8,514,513, after the Copernic transaction which used $15,851,922 of cash and cash equivalents net of cash acquired.

Guy Fauré, the Company’s President and CEO stated: “Following a good year in 2004, 2005 was disappointing as it was a year in which the industry had to compete fiercely for clicks and impressions of high quality. The fourth quarter was particularly disappointing because of a significant decline in revenues due to the loss of several sales people and a network manager. Together, the former employees started a competitive business in the Ad Network space. The Company believes that this business was initiated when most of the founding members were still employed with Mamma.com. We have taken an aggressive stance about this matter and are pursuing legal action against the company and its principals.”

Added Mr. Fauré: “Through recent hiring, we are confident about our ability to succeed in ramping up the Ad Network revenues to previously experienced levels. We have also recently deployed our premium network offering, which should provide for higher CPM’s (cost per thousand impressions) and eventually, higher margins.”

Guy Fauré continued: “We are very pleased with the completion of the Copernic acquisition which should be accretive to earnings in 2006 and should position the Company as a leader in search technologies and applications and as a multi-channel on-line marketing services provider. We have high expectations for the Copernic Desktop Search (CDS) award-winning product. This world-class software has already seen a healthy adoption rate in blue chip customer agreements and we expect that other major portals will also want to adopt CDS in order to protect user attrition and generate more cost per click revenues from their search partners.

Guy Fauré concluded: “We have managed to navigate through a tough year in 2005 fighting through legal and operational issues and have come out of the storm a stronger company. With a healthy network of partners and with the addition of Copernic we believe that the Company is well poised to succeed in 2006”.

Following the acquisition of Copernic completed on December 22, 2005, the Company has filed its Business Acquisition Report on both SEDAR and EDGAR on March 7th, 2006.

The unaudited financial statements for the fourth quarter ended December 31, 2005 will soon be available on SEDAR and EDGAR and on www.mammainc.com.

The call-in number for Monday, March 13, 2006 at 10:30 am (Eastern time) is: 1-416-695-5261 (for local and international participants) or please call toll free 1-800-769-8320 (North America only).

The live Web cast will be available on the Investor Relations section of the Mamma Media Solutions website: http://www.mammamediasolutions.com/corporate/ir/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World “World Class award” in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR OTHER INFORMATION PLEASE CONTACT:

Guy Fauré, President and Chief Executive Officer
Mamma.com Inc.
Telephone Toll Free: (877) 289-4682 #146
Telephone Local: (514) 908-4346
Web site: www.mammainc.com

Mamma.com
Condensed Consolidated Balance Sheets
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	As at December 31, 2005 $	As at December 31, 2004 $

Assets
Current assets
Cash and cash equivalents	4,501,201	20,609,089
Restricted cash	—	148,000
Temporary investments	4,013,312	6,874,155
Accounts receivable	2,623,940	2,502,535
Income taxes receivable	606,226	120,590
Prepaid expenses	295,288	129,390
Future income taxes	33,505	—
Current assets of discontinued operations	9,694	274,770

	12,083,166	30,658,529
Future income taxes	13,483	—
Income tax credit	54,912	—
Assets of discontinued operations	—	1,882,857
Investments	720,000	720,000
Property, plant and equipment	598,758	304,624
Intangible assets	8,601,848	753,778
Goodwill	16,255,031	846,310

	38,327,198	35,166,098

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,690,943	2,244,958
Deferred revenue	249,953	233,459
Income tax payable	8,062	—
Liabilities of discontinued operations	189,223	652,109

	3,138,181	3,130,526

Future income taxes	2,672,036	—

Shareholders’ Equity
Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding 14,340,864 common shares (12,263,029 in 2004)	95,298,234	90,496,088
Additional paid-in capital	5,985,077	5,255,249
Deferred stock-based compensation	(735,175)	(1,333,443)
Cumulative translation adjustment	370,369	360,884
Accumulated deficit	(68,401,524)	(62,743,206)

	32,516,981	32,035,572

	38,327,198	35,166,098

Mamma.com
Condensed Consolidated Statements of Operations
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended December 31	For the three months ended December 31

	2005 $	2004 $	2005 $	2004 $

Revenues	9,464,560	14,636,318	1,659,017	3,416,315
Cost of revenues	4,204,030	6,539,213	739,276	1,404,294

Gross margin	5,260,530	8,097,105	919,741	2,012,021

Expenses
Marketing, sales and services	2,023,925	2,188,488	321,541	679,964
General and administration	5,692,092	3,567,247	1,145,862	1,150,933
Product development and technical support	1,286,345	891,541	345,407	279,283
Amortization of property, plant and equipment	106,788	133,123	31,647	41,945
Amortization of intangible assets	242,031	191,218	94,317	47,833
Interest and other income	(768,738)	(233,506)	(264,461)	(116,578)
Write-down of investment	—	365,286	—	365,286
Loss on foreign exchange	47,080	68,275	23,876	22,756

	8,629,523	7,171,672	1,698,189	2,471,422

Earnings (loss) from continuing operations before income taxes	(3,368,993)	925,433	(778,448)	(459,401)
Provision for (recovery of) income taxes	(12,046)	153,825	(24,773)	(5,474)
Provision for future income taxes	(13,964)	400,855	(13,964)	8,655

Earnings (loss) from continuing operations	(3,342,983)	370,753	(739,711)	(462,582)
Results of discontinued operations, net of income taxes	(2,315,335)	733,654	(22,844)	(208,985)

Net earnings (loss) for the period	(5,658,318)	1,104,407	(762,555)	(671,567)

Net earnings (loss) per common share – basic and diluted
Earnings (loss) from continuing operations	(0.27)	0.03	(0.06)	(0.04)
Results of discontinued operations	(0.19)	0.07	(0.00)	(0.02)

Net earnings (loss) per common share – basic	(0.46)	0.10	(0.06)	(0.06)

Mamma.com
Condensed Consolidated Cash Flows
(Unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended December 31		For the three months ended December 31
	2005 $	2004 $	2005 $	2004 $

Cash flows from (used for)
Operating activities
Earnings (loss) from continuing operations	(3,342,983)	370,753	(739,711)	(462,582)
Adjustments for
Amortization of property, plant and
equipment	106,788	133,123	31,647	41,945
Amortization of intangible assets	242,031	191,218	94,317	47,833
Employee stock-based compensation	136,933	281,367	82,589	174,138
Write-down of investment	—	365,286	—	365,286
Financial fees paid by issuance of capital
and warrants	—	260,301	—	—
Future income taxes	(13,964)	400,855	(13,964)	8,655
Tax credits	—	81,505	—	—
Unrealized loss on foreign exchange	—	14,622	—	430
Net change in non-cash working capital items	1,420,013	(302,567)	1,066,776	(834,691)

Cash from (used for) operating activities from
continuing operations	(1,451,182)	1,796,463	521,654	(658,986)
Cash from (used for) operating activities from
discontinued operations	(630,288)	(790,370)	(29,594)	82,067

	(2,081,470)	1,006,093	492,060	(576,919)

Investing activities
Business Acquisitions	(15,851,922)	—	(15,851,922)	—
Purchase of intangible assets	(54,943)	(9,434)	(6,972)	(7,923)
Purchase of property, plant and equipment	(85,687)	(70,284)	(572)	(24,308)
Net decrease (increase) in temporary investments	2,860,843	(6,850,979)	(4,013,312)	(3,851,505)

Cash used for investing activities from
continuing operations	(13,131,709)	(6,930,697)	(19,872,778)	(3,883,736)
Cash from investing activities from discontinued
operations	—	434,975	—	—

	(13,131,709)	(6,495,722)	(19,872,778)	(3,883,736)

Financing activities
Issuance of capital stock	6,424	22,760,261	—	—
Share issue costs	—	(1,058,819)	—	—
Redemption of common shares	(1,053,155)	—	—	—

	(1,046,731)	21,701,442	—	—

Effect of foreign exchange rate changes on cash
and cash equivalents	4,022	79,375	4,022	—

Net change in cash and cash equivalents and
restricted cash during the period	(16,255,888)	16,291,188	(19,376,696)	(4,460,655)

Cash and cash equivalents and restricted cash –
Beginning of period	20,757,089	4,465,901	23,877,897	25,217,744

Cash and cash equivalents and restricted cash –
End of period	4,501,201	20,757,089	4,501,201	20,757,089

Cash and cash equivalents comprise:
Cash	4,501,201	1,565,600	4,501,201	1,565,600
Short-term investments	—	19,043,489	—	19,043,489

	4,501,201	20,609,089	4,501,201	20,609,089
Restricted cash	—	148,000	—	148,000

	4,501,201	20,757,089	4,501,201	20,757,089